SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                  FORM 10-C

                       REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                                INTERDEALER QUOTATION SYSTEM
                        FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                                    OR 15d-17 THEREUNDER

                                   Envirodyne Industries, Inc.
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                    701 Harger Road, Suite 190, Oak Brook, Illinois 60521
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              Issuer's telephone number, including area acode  (708) 575-2400

             I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security      Common Stock, $.01 par value
                      ------------------------------------
2.  Number of shares outstanding before the change   13,500,000
                                                   ---------------
3.  Number of shares outstanding after the change    14,479,721
                                                   ---------------
4.  Effective date of change        March 13, 1996
                             -------------------------------------
5.  Method of change:  Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

                     Newly-issued shares
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Give brief description of transaction  shares issued upon the settlement
                                       ---------------------------------
or resolution of disputed claims against Envirodyne Industries, Inc.
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                   II. CHANGE IN NAME OF ISSUER

1.  Name prior to change               N/A
                         -----------------------------------
2.  Name after change                  N/A
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3.  Effective date of charter amendment changing name     N/A
                                                      ----------
4.  Date of shareholder approval of change, if required   N/A
                                                        --------
Date:    March 22, 1996          /s/
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                                 J.S. Corcoran, Executive Vice
                                    President and
                                    Chief Financial Officer